August 26, 2020

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: World Scan Project, Inc.

Registration Statement on Form S-1

Filed August 19, 2020

File No. 333-239119

To the men and women of the SEC:

On behalf of World Scan Project, Inc., (“we”, “us”, or the “Company”), are responding to comments provided via email by SEC Staff on August 24, 2020, with respect to the Company’s filing of its S-1/A on August 19, 2020.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) Analysis

Consent

1. Please note that the consent of M&K CPAs must be updated on or after August 23, 2020.

Company Response: We have obtained an updated consent from our PCAOB Auditor and included it herein.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: August 26, 2020

/s/ Ryohei Uetaki

Ryohei Uetaki

Chief Executive Officer